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SEC FILE NUMBER 001-34272
CUSIP NUMBER 10807M105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

RTI International Metals, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Westpointe Corporate Center One

1550 Coraopolis Heights Road, 5th Floor

Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15108-2973

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”) of RTI International Metals, Inc. (the “Registrant” or “Company”), cannot be filed within the prescribed time period without unreasonable effort or expense because of the ongoing review being undertaken by management and the Company’s independent registered public accounting firm of the Company’s historical revenue recognition accounting policy related to certain energy market projects.

As previously disclosed in the Company’s press release furnished as an exhibit to the Company’s Current Report on Form 8-K filed July 30, 2013 (the “Preliminary Earnings Press Release”), the Company, in conjunction with PricewaterhouseCoopers LLP (“PwC”), the Company’s independent registered public accounting firm, is reviewing its revenue recognition methodology with respect to contracts related to a portion of its energy market projects. More specifically, the Company has historically recognized revenue for these contracts in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB 104”). Management has determined that, due to the nature of the work performed and related contractual arrangements, certain of these contracts should have been accounted for using a “percentage-of-completion” methodology. The error resulting from the use of the SAB 104 revenue recognition model for these contracts has no impact on total contract revenue or profitability over the life of the contracts, and has no impact on total cash flows for any period presented.

The Company is working diligently with PwC to complete the review and plans to file its Form 10-Q for the quarter ended June 30, 2013 as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The adjustment to be made by correcting the accounting method to percentage-of-completion will generally accelerate revenue recognition as progress is made toward completing the contract. The Company continues to evaluate the materiality of the accounting methodology correction on its previously-filed financial statements to determine whether restatement of any historical financial statements would be required. As previously disclosed in the Preliminary Earnings Press Release, the cumulative effect of the correction was estimated to result in an increase in net sales of approximately $18.2 million and an offsetting adjustment to cost of sales of approximately $18.6 million. Based on the results of the ongoing review, the current estimate for such a cumulative correction is an increase in net sales of approximately $15.6 million and an offsetting adjustment to cost of sales of approximately $16.1 million. Subject to the completion of the ongoing review, the Company currently intends to report results in the Form 10-Q for the three and six months ended June 30, 2013 and comparative periods on an as-corrected basis, giving effect to the revenue recognition correction in the relevant periods presented, as opposed to recording the cumulative charge in the quarter ended June 30, 2013. Current estimates for the consolidated results for the quarter ended June 30, 2013 are set forth in Part IV below.

        As a result of the correction in revenue recognition methodology discussed above, the Company continues to evaluate its internal control over financial reporting as of December 31, 2012 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Although the Company has not yet completed its analysis of its internal control over financial reporting, it has determined that it is likely that the Company had one or more material weaknesses in internal control over financial reporting as of December 31, 2012. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If the Company determines that one or more material weaknesses existed at December 31, 2012, the Company will amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 with respect to the effectiveness of disclosure controls and procedures as required. Management is evaluating and will implement changes in internal control over financial reporting relating to the matters discussed above.

(Attach extra sheets if needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chad Whalen, Esq. General Counsel & Senior Vice President	(412)	893-0026
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this Form 12b-25, the Company has not yet completed its review of the revenue recognition accounting policy related to certain energy market projects. The Company currently expects to report operating income for the quarter ended June 30, 2013 of approximately $20.3 million on net sales of approximately $201.1 million.

Statements in this Form 12b-25 that relate to future results, events and expectations, including statements about the Company’s financial statements, the filing of the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, and the anticipated timing and outcome of the Company’s analysis of its internal control over financial reporting are forward-looking statements based on Company management’s current expectations. Actual results may differ materially from those described in these forward-looking statements because of many risks and uncertainties, including: general economic, business and industry conditions; the duration and scope of the analysis of the Company’s internal control over financial reporting, including potential conclusions that there is one or more material weaknesses in the Company’s internal control over financial reporting, that its disclosure controls and procedures are not effective, any potential amendments to the Company’s historical filings under the Exchange Act; and litigation and potential governmental investigations or proceedings arising out of or related to accounting and financial reporting matters. Additional discussion of these and other factors affecting the Company’s business and prospects is described under “Part I – Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. All forward-looking statements included in this Form 12b-25 are made as of the filing date of this Form 12b-25, based on information currently available to the Company’s management, and the Company assumes no obligation to update any forward-looking statement.

RTI International Metals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 12, 2013	By:	/s/ William T. Hull
Name: William T. Hull
Title: Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).